UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2018

 Commission File No.: 000-30668

NOVA MEASURING INSTRUMENTS LTD.
(Translation of registrant’s name into English)

Building 22 Weizmann Science Park, Rehovot
P.O.B 266
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled: “Nova Reports Record Revenues for 2018 Third Quarter”.

The GAAP financial statements tables included in the press release attached hereto are hereby incorporated by reference into the Registrant’s registration statements on Form S-8, filed with the Securities and Exchange Commission on the following dates: November 5, 2007 (File No. 333-147140); October 25, 2012 (File No. 333-184585), March 6, 2015 (File No. 333-202550); and August 25, 2017 (File No. 333-220158).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 1, 2018	NOVA MEASURING INSTRUMENTS LTD. (Registrant) By: /s/ Dror David —————————————— Dror David Chief Financial Officer

Company Contact: Dror David, Chief Financial Officer Nova Measuring Instruments Ltd. Tel: +972-73-229-5760 E-mail: info@novameasuring.com www.novami.com	Investor Relations Contact: Miri Segal MS-IR LLC Tel: +917-607-8654 E-mail: msegal@ms-ir.com

Company Press Release

Nova Reports Record Revenue for 2018 Third Quarter

Rehovot, Israel, November 1, 2018 - Nova (Nasdaq: NVMI) today announced financial results for the third quarter 2018, the period ended September 30, 2018.

Third Quarter 2018 Highlights:
•	Record quarterly revenue of $63.6 million, including record revenue from Memory customers, at the high end of company guidance
•	GAAP net income of $13.3 million, or $0.46 per diluted share, exceeding guidance of $0.32 to $0.44 per share
•	Non-GAAP net income of $15.1 million, or $0.52 per diluted share, exceeding guidance of $0.37 to $0.49 per share
•	Memory customers generated 65% of overall product revenue
•	Five large customers, three Memory and two Foundry, contributed 10% or more each to overall product revenue
•	Initial delivery of Dimensional and Materials metrology solutions to 5NM leading edge node

GAAP Results ($K)
	Q3 2018	Q2 2018	Q3 2017
Revenues	$63,571	$61,888	$54,058
Net Income	$13,310	$11,833	$11,502
Earnings per Diluted Share	$0.46	$0.41	$0.40
NON-GAAP Results ($K)
	Q3 2018	Q2 2018	Q3 2017
Net Income	$15,080	$13,343	$13,101
Earnings per Diluted Share	$0.52	$0.46	$0.46

A reconciliation between GAAP operating results and non-GAAP operating results is provided following the financial statements that are part of this release. Non-GAAP results exclude amortization of acquired intangible assets, certain discrete tax items and stock-based compensation expenses.

Management Comments

“We continued to perform well this quarter, setting new record revenue and exceeding our profitability guidance. Our solid results are highlighted by growing revenue from Memory, which reached a new quarterly high with substantial contributions from all leading customers. The quarterly results were also bolstered by initial delivery of our advanced Dimensional and Materials solutions to the most advanced 5NM logic node,” commented Eitan Oppenhaim, President and Chief Executive Officer of Nova. “These achievements are further evidence of our steady progress toward another growth year, demonstrating consistent execution of our long-term plans to enhance the product offering, differentiate our solutions and expand our available markets,” concluded Mr. Oppenhaim.

2018 Fourth Quarter Financial Outlook

Management provided an outlook for the fourth quarter, the period ending December 31, 2018. Based on current estimates, management expects:

•	$56 million to $64 million in revenue
•	$0.28 to $0.40 in diluted GAAP EPS
•	$0.35 to $0.46 in diluted non-GAAP EPS

2018 Third Quarter Results

Total revenues for the third quarter of 2018 were $63.6 million, an increase of 3% compared to the second quarter of 2018 and a year-over-year increase of 18% relative to the third quarter of 2017.

Gross margin for the third quarter of 2018 was 59%, compared to 58% gross margin in the second quarter of 2018 and compared to the gross margin of 61% in the third quarter of 2017.

Operating expenses in the third quarter of 2018 were $21.7 million, compared with $22.1 in the second quarter of 2018 and compared with $18.3 million in the third quarter of 2017.

On a GAAP basis, the company reported net income of $13.3 million, or $0.46 per diluted share, in the third quarter of 2018. This is compared with $11.8 million, or $0.41 per diluted share, in the second quarter of 2018, and compared with net income of $11.5 million, or $0.40 per diluted share, in the third quarter of 2017.

On a non-GAAP basis, which excludes amortization of acquired intangible assets, certain discrete tax items and stock-based compensation expenses, the company reported net income of $15.1 million, or $0.52 per diluted share, in the third quarter of 2018. This is compared with net income of $13.3 million, or $0.46 per diluted share, in the second quarter of 2018, and compared with net income of $13.1 million, or $0.46 per diluted share, in the third quarter of 2017.

Total cash reserves on September 30, 2018 were $171.6 million, compared to $149.8 million on December 31, 2017.

Conference Call Information

Nova will host a conference call today, November 1, 2018, at 9 a.m. Eastern Time, to discuss the financial results and future outlook. To attend the conference call, please dial one of the following teleconferencing numbers. Please begin by placing your calls five minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

U.S. Dial-in Number: 1-888-394-8218
ISRAEL Dial-in Number: 1-809-212-883
INTERNATIONAL Dial-in Number: 1-323-701-0225
At:
9 a.m. Eastern Time
6 a.m. Pacific Time
3 p.m. Israeli Time

Please reference conference ID 2518323

The conference call will also be webcast live from a link on Nova's website at http://ir.novami.com.

A replay of the conference call will be available from November 1, 2018 at 12 p.m. Eastern Time to November 9, 2018 at 11:59 p.m. Eastern Time. To access the replay, please dial one of the following numbers:

Replay Dial-in TOLL-FREE   1-844-512-2921
Replay Dial-in TOLL/INTERNATIONAL   1-412-317-6671

Replay Pin Number:  2518323

A replay will also be available for 90 days on Nova's website at http://ir.novami.com.

About Nova: Nova is a leading innovator and key provider of metrology solutions for advanced process control used in semiconductor manufacturing. Nova delivers continuous innovation by providing state-of-the-art high-performance metrology solutions for effective process control throughout the semiconductor fabrication lifecycle. Nova’s product portfolio, which combines high-precision hardware and cutting-edge software, provides its customers with deep insight into the development and production of the most advanced semiconductor devices. Nova’s unique capability to deliver innovative X-ray and Optical solutions enable its customers to improve performance, enhance product yields and accelerate time to market. Nova acts as a partner to semiconductor manufacturers from its offices around the world. Additional information may be found at www.novami.com.

Nova is traded on the NASDAQ & TASE under the symbol NVMI.

This press release provides financial measures that exclude charges for amortization of acquired intangible assets, certain discrete tax items and stock-based compensation expenses and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding Nova's performance because they reflect our operational results and enhances management's and investors' ability to evaluate Nova's performance before charges or benefits considered by management to be outside Nova's ongoing operating results. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management believes that it is in the best interest of its investors to provide financial information that will facilitate comparison of both historical and future results and allows greater transparency to supplemental information used by management in its financial and operational decision making. A reconciliation of each GAAP to non-GAAP financial measure discussed in this press release is contained in the accompanying financial tables.

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding, but are not limited to, anticipated growth opportunities and projections about our business and its future revenues, expenses and profitability. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements. Factors that may affect our results, performance, circumstances or achievements include, but are not limited to, the following: our dependency on three product lines; our dependency on a small number of large customers and small number of suppliers; the highly cyclical and competitive nature of the markets we target and we operate in; our inability to reduce spending during a slowdown in the semiconductor industry; our ability to respond effectively on a timely basis to rapid technological changes; our dependency on PEMs; risks related to exclusivity obligations and non-limited liability that may be included in our commercial agreements and arrangements; our ability to retain our competitive position despite the ongoing consolidation in our industry; risks related to our dependence on our manufacturing facilities; risks related to changes in our order backlog; risks related to efforts to complete and integrate current and/or future acquisitions; risks related to the worldwide financial instabilities; risks related to our intellectual property; new product offerings from our competitors; unanticipated manufacturing or supply problems; risks related to government programs we participate in; risks related to taxation; changes in customer demand for our products; risks related to currency fluctuations; risks related to technology security threats and changes in privacy laws; risks related to acquisitions we may pursue and risks related to our operations in Israel. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading “Risk Factors” in Nova’s Annual Report on Form 20-F for the year ended December 31, 2017 filed with the Securities and Exchange Commission on February 28, 2018. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. Nova Measuring Instruments Ltd. does not assume any obligation to update the forward-looking information contained in this press release.

(Tables to Follow)

NOVA MEASURING INSTRUMENTS LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands) - (Unaudited)

	As of
	September 30, 2018	December 31, 2017
ASSETS

Current assets
Cash and cash equivalents	23,767	27,697
Short-term interest-bearing bank deposits	145,800	121,390
Trade accounts receivable	48,071	40,949
Inventories	41,828	34,921
Other current assets	6,244	7,313

Total current assets	265,710	232,270

Long-term assets
Long-term interest-bearing bank deposits	2,000	750
Deferred tax assets	2,702	1,957
Severance pay funds	1,479	1,503
Property and equipment, net	13,193	13,891
Identifiable intangible assets, net	10,840	12,800
Goodwill	20,114	20,114

Total long-term assets	50,328	51,015

Total assets	316,038	283,285

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Trade accounts payable	17,620	15,754
Deferred revenues	6,251	10,334
Other current liabilities	17,987	26,038

Total current liabilities	41,858	52,126

Long-term liabilities
Liability for employee severance pay	2,513	2,590
Other long-term liabilities	2,405	1,833

Total long-term liabilities	4,918	4,423

Shareholders' equity	269,262	226,736

Total liabilities and shareholders’ equity	316,038	283,285

NOVA MEASURING INSTRUMENTS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
 (U.S. dollars in thousands, except per share data) - (Unaudited)

	Three months ended		Nine months ended
	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017

Revenues:
Products	48,953	41,119	144,922	129,589
Services	14,618	12,939	43,140	35,025
Total revenues	63,571	54,058	188,062	164,614

Cost of revenues:
Products	17,615	13,790	53,586	44,719
Services	8,489	7,389	24,952	20,762
Total cost of revenues	26,104	21,179	78,538	65,481

Gross profit	37,467	32,879	109,524	99,133

Operating expenses:
Research and development expenses, net	11,886	9,826	34,961	28,339
Sales and marketing expenses	7,016	5,863	20,689	17,843
General and administrative expenses	2,162	1,947	6,526	5,542
Amortization of acquired intangible assets	653	641	1,960	1,921
Total operating expenses	21,717	18,277	64,136	53,645

Operating income	15,750	14,602	45,388	45,488

Financing income, net	872	626	1,806	1,566

Income before tax on income	16,622	15,228	47,194	47,054

Income tax expenses	3,312	3,726	7,971	8,836

Net income for the period	13,310	11,502	39,223	38,218

Earnings per share:
Basic	0.47	0.41	1.40	1.38
Diluted	0.46	0.40	1.36	1.34

Shares used for calculation of earnings per share:

Basic	28,047	27,788	27,980	27,637
Diluted	28,777	28,601	28,761	28,437

NOVA MEASURING INSTRUMENTS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands) - (Unaudited)

	Three months ended		Nine months ended
	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017
Cash flows from operating activities:

Net income for the period	13,310	11,502	39,223	38,218

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	1,347	938	3,574	2,831
Amortization of acquired intangible assets	653	641	1,960	1,921
Amortization of deferred stock-based compensation	1,254	669	3,081	1,880
Decrease (increase) in liability for employee termination benefits, net	(18)	18	(53)	91
Deferred tax assets, net	(188)	289	(745)	364
Decrease (increase) in trade accounts receivable	(4,998)	2,798	(7,079)	9,072
Increase in inventories	(768)	(5,292)	(8,004)	(9,908)
Decrease (increase) in other current assets	(2,505)	(2,477)	1,069	(3,432)
Increase (decrease) in trade accounts payable	(925)	(1,586)	1,866	1,122
Increase (decrease) in other current liabilities and other long-term liabilities	(496)	736	(7,594)	3,024
Increase (decrease) in short term deferred revenues	(3,233)	1,190	(4,083)	7,354

Net cash provided by operating activities	3,433	9,426	23,215	52,537

Cash flow from investment activities:
Increase in short-term and long term interest-bearing bank deposits	(6,661)	(30,628)	(25,660)	(53,287)
Additions to property and equipment	(683)	(857)	(1,779)	(2,124)

Net cash used in investment activities	(7,344)	(31,485)	(27,439)	(55,411)

Cash flows from financing activities:
Shares issued under employee stock-based plans	56	347	294	2,488

Net cash provided by financing activities	56	347	294	2,488

Decrease in cash and cash equivalents	(3,855)	(21,712)	(3,930)	(386)
Cash and cash equivalents – beginning of period	27,622	41,732	27,697	20,406
Cash and cash equivalents – end of period	23,767	20,020	23,767	20,020

NOVA MEASURING INSTRUMENTS LTD.
RECONCILIATION OF GAAP TO NON-GAAP RESULTS
(U.S. dollars in thousands, except percentage and per share data) - (Unaudited)

	Three months ended
	September 30, 2018	June 30, 2018	September 30, 2017
GAAP cost of revenues	26,104	26,188	21,179
Stock-based compensation in cost of products	(161)	(114)	(113)
Stock-based compensation in cost of services	(122)	(92)	(57)
Non-GAAP cost of revenues	25,821	25,982	21,009

GAAP gross profit	37,467	35,700	32,879
Gross profit adjustments	283	206	170
Non-GAAP gross profit	37,750	35,906	33,049
GAAP gross margin as a percentage of revenues	59%	58%	61%
Non-GAAP gross margin as a percentage of revenues	59%	58%	61%

GAAP operating expenses	21,717	22,079	18,277
Stock-based compensation in research and development	(484)	(386)	(259)
Stock-based compensation in sales and marketing	(285)	(259)	(95)
Stock-based compensation in general and administrative	(202)	(142)	(145)
Amortization of acquired intangible assets	(653)	(654)	(641)
Non-GAAP operating expenses	20,093	20,638	17,137
Non-GAAP operating income	17,657	15,268	15,912
GAAP operating margin as a percentage of revenues	25%	22%	27%
Non-GAAP operating margin as a percentage of revenues	28%	25%	29%

GAAP tax on income	3,312	2,274	3,726
Certain discrete tax items	137	137	(289)
Non-GAAP tax on income	3,449	2,411	3,437

GAAP net income	13,310	11,833	11,502
Amortization of acquired intangible assets	653	654	641
Stock-based compensation expenses	1,254	993	669
Certain discrete tax items	(137)	(137)	289
Non-GAAP net income	15,080	13,343	13,101

GAAP basic earnings per share	0.47	0.42	0.41
Non-GAAP basic earnings per share	0.54	0.48	0.47

GAAP diluted earnings per share	0.46	0.41	0.40
Non-GAAP diluted earnings per share	0.52	0.46	0.46

Shares used for calculation of earnings per share:
Basic	28,047	27,977	27,788
Diluted	28,777	28,766	28,601